Docebo Announces Appointment of Rudy Valdez as its New Chief Operating Officer and the Transition of Martino Bagini to Chief Corporate Development Officer TORONTO, ONTARIO – Aug 3, 2021: Docebo Inc. (NASDAQ:DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading artificial intelligence (AI)-powered learning suite provider, today announced that Rudy Valdez has joined the Company as Chief Operating Officer. Mr. Valdez brings over 30 years of senior cloud and technology leadership experience to his new role at Docebo. He spent the past 16 years at Amazon Web Services (AWS), where he helped to establish and build Amazon’s cloud computing business, founding the Sales and Business Development function within AWS just prior to its launch in 2006. Mr. Valdez most recently held the position of VP, Solutions Architecture and Training & Certification, where he focused on developing and sharing architectural best practices and helping educate millions of customers and partners in the AWS ecosystem on cloud technologies and approaches. Prior to joining Amazon, Rudy has held various software development, business development, and partner management positions at NASA/JPL, Xerox, Rational Software, and IBM. Mr. Valdez holds Computer Science degrees from UCLA and the University of Washington. Concurrent with this announcement, Martino Bagini, Docebo’s previous Chief Operating Officer, will assume the role of Chief Corporate Development Officer. Mr. Bagini will be responsible for advancing and managing the execution of Docebo's M&A strategy along with the integration processes to secure the value of those initiatives. “At Docebo we are adding transformational leaders to help set the foundation for our next phase of growth, and Rudy brings a proven track record and wealth of experiences as a digital learning executive from one of the world’s best cloud computing companies,” said Claudio Erba, CEO. “By deepening our executive leadership bench strength, it also allows us to have Martino put greater emphasis and focus on executing our M&A strategy as another growth vector for Docebo. I want to congratulate both Rudy and Martino on their new roles.” About Docebo Docebo is redefining the way enterprises leverage technology to create content, deliver training, and understand the business impact of their learning experiences. With Docebo's multi-product learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization. For further information: Dennis Fong, Investor Relations (416) 283-9930, investors@docebo.com